Exhibit 16.1
January 11, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
Dear Sirs/Madams:
We have read Item 4.01 of Zap.com Corporation’s Form 8-K dated January 6, 2011, and have the following comments:
1.	We agree with the statements made in the first sentence of the first paragraph and the second, third and fourth paragraphs within the section captioned “Termination of the Engagement of Deloitte & Touche LLP.”
2.	We have no basis on which to agree or disagree with the statements made in the second sentence of the first paragraph and the fifth paragraph within the section captioned “Termination of the Engagement of Deloitte & Touche LLP” and the entire section captioned “Engagement of KPMG LLP”.
Yours truly,
/s/ Deloitte & Touche LLP
New York, New York